FORM 12B-25

                          U.S. SECURITIES AND EXCHANGE
                        COMMISSION Washington, D.C. 20549


                                                           SEC File No.: 0-25024
                                                           CUSIP No.:  888325107

                           NOTIFICATION OF LATE FILING

                   [] Form 10-KSB [ ] Form 11-K [ ]Form 20-F
                         [X] Form 10-QSB [ ] Form N-SAR



For Period Ended: April 30, 2004
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION


Full Name of Registrant: Titan Technologies Inc.
                         ----------------------------

Former Name if Applicable: N/A
                           ---


Address of Principal Executive Office (Street and Number):

                           3206 Candelaria Road NE
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City, State and Zip Code:  Albuquerque, NM 87107
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PART II - RULES 12b-25(b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]   (a) The reasons  described  in  reasonable  detail in Part III of this form could not be  eliminated  without unreasonable effort or expense;

[X]   (b) The subject  annual report or  semi-annual  report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


PART III - NARRATIVE


     State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period. The accountants have not had the opportunity to finish the Form 10-KSB because of certain adjustments to be finalized. The Company will file the Form 10-KSB by the extension date.


PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

            Ronald L. Wilder       (505)           831-9600
            -----------------     ----------      ------------------
               Name               (Area Code)     (Telephone Number)

(2) Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s).
                                [X] Yes    [ ] No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               [ ] Yes    [X] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Titan Technologies Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 14, 2004                Titan Technologies Inc.



                                   By:  /s/ Ronald L. Wilder
                                        ------------------------------------
                                        President, Chief Executive Officer,
                                        Chief Financial Officer and Chief
                                        Accounting Officer